Financial Statements

Taylor Cook Lopez, CPA

taylorcookcpa@gmail.com | 469-583-9675

September 9, 2022

To Whom It May Concern:

I have reviewed the accompanying balance sheet of The Hot Dog Box as of December 31, 2021 and the related statements of income, and cash flows for the twelve months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of The Hot Dog Box. A review consists principally of analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Sincerely,

Taylor Cook Lopez, CPA



The Hot Dog Box

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (2699) - 1	7,516.09
Business Savings	4,000.13
Total Bank Accounts	**$11,516.22**
Other Current Assets	
Loans to shareholders	13,406.05
Payments to deposit	1,140.97
Total Other Current Assets	**$14,547.02**
Total Current Assets	**$26,063.24**
Fixed Assets	
Accumulated depreciation	-3,672.00
Furniture & fixtures	1,558.43
Leasehold Improvements	15,915.82
Tools, machinery, and equipment	1,986.64
Total Fixed Assets	**$15,788.89**
Other Assets	
Startup & organizational costs	8,864.83
Accumulated amortization	-49.00
Total Startup & organizational costs	**8,815.83**
Total Other Assets	**$8,815.83**
TOTAL ASSETS	**$50,667.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Gift Card Outstanding	15.00
Square Sales Tax Payable	0.00
Tips	1,476.38
Total Other Current Liabilities	**$1,491.38**
Total Current Liabilities	**$1,491.38**
Long-Term Liabilities	
Long-term business loans	62,681.61
Long-term loans from shareholders	28,634.00
Total Long-Term Liabilities	**$91,315.61**
Total Liabilities	**$92,806.99**

The Hot Dog Box

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Common stock	1,000.00
Dividends paid	0.00
Retained Earnings	
Net Income	-43,139.03
Total Equity	**$ -42,139.03**
TOTAL LIABILITIES AND EQUITY	**$50,667.96**

The Hot Dog Box

Profit and Loss
January - December 2021

	TOTAL
Income	
Discount Income	-32.13
Sales	2,664.27
Sales of Product Income	37,709.61
Uncategorized Income	3,073.93
Total Income	**$43,415.68**
Cost of Goods Sold	
Cost of Goods Sold	1,108.96
Supplies & materials - COGS	18,321.36
Total Cost of Goods Sold	**19,430.32**
Shipping	69.53
Total Cost of Goods Sold	**$19,499.85**
GROSS PROFIT	**$23,915.83**
Expenses	
Advertising & marketing	4,706.39
Business licenses	4,230.29
Contractor	14,717.85
Donations and Charity	60.00
Entertainment	947.52
General business expenses	136.85
Bank fees & service charges	229.97
Total General business expenses	**366.82**
Legal & accounting services	
Legal Fees	84.00
Total Legal & accounting services	**84.00**
Meals	2,924.03
Office expenses	2,849.12
Office supplies	566.81
Printing & photocopying	912.48
Shipping & postage	457.16
Software & apps	629.85
Total Office expenses	**5,415.42**
Rent	8,975.51
Equipment rental	297.94
Total Rent	**9,273.45**
Repairs & maintenance	1,486.08
Square Fees	4,654.42
Supplies	1,329.37
Supplies & materials	3,953.27
Total Supplies	**5,282.64**

The Hot Dog Box

Profit and Loss

January - December 2021

	TOTAL
Taxes paid	1,988.18
Travel	1,308.02
Vehicle rental	669.15
Total Travel	**1,977.17**
Utilities	1,795.05
Internet & TV services	248.03
Total Utilities	**2,043.08**
Total Expenses	**$60,157.34**
NET OPERATING INCOME	**$ -36,241.51**
Other Income	
Interest earned	0.57
Total Other Income	**$0.57**
Other Expenses	
Amortization expenses	49.00
Depreciation	3,672.00
Vehicle expenses	799.48
Car Wash	7.88
Parking & tolls	1,765.99
Vehicle gas & fuel	603.74
Total Vehicle expenses	**3,177.09**
Total Other Expenses	**$6,898.09**
NET OTHER INCOME	**$ -6,897.52**
NET INCOME	**$ -43,139.03**

The Hot Dog Box

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-43,139.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to shareholders	-13,406.05
Accumulated depreciation	3,672.00
Gift Card Outstanding	15.00
Square Sales Tax Payable	0.00
Tips	1,476.38
Long-term loans from shareholders	28,634.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**20,391.33**
Net cash provided by operating activities	**$ -22,747.70**
INVESTING ACTIVITIES	
Furniture & fixtures	-1,558.43
Leasehold Improvements	-15,915.82
Tools, machinery, and equipment	-1,986.64
Startup & organizational costs	-8,864.83
Startup & organizational costs:Accumulated amortization	49.00
Net cash provided by investing activities	**$ -28,276.72**
FINANCING ACTIVITIES	
Long-term business loans	62,681.61
Common stock	1,000.00
Dividends paid	0.00
Net cash provided by financing activities	**$63,681.61**
NET CASH INCREASE FOR PERIOD	**$12,657.19**
CASH AT END OF PERIOD	**$12,657.19**

Notes to Financial Statements

NOTE 1 ORGANIZATION

The Hot Dog Box (Company) is a food stand serving classic and unique hot dog combinations. The on-site food stand provides direct-to-consumer food and non-alcoholic beverage sales.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the cash basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 DEBT

In 2021, the Company received a crowdfunding raise through MainVest, Inc. totaling $83,240. Mainvest, Inc. is a licensed Funding Portal that offers investments under Regulation Crowdfunding. The crowdfunding raise will total $83,240 in the form of unsecured debt with a payback that is tied to a revenue share rate of 1.1% and a maturity date of October 1, 2028. The terms of the debt call for quarterly payments and is subordinate to future third party debt.

NOTE 4 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through December 31, 2021, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.

The Hot Dog Box

Balance Sheet

Date: 12/31/2020

Assets	2020
Current Assets	
Cash	0
Accounts receivable	0
Inventory	0
Prepaid expenses	0
Short-term investments	0
Total current assets	0
Fixed (Long-Term) Assets	
Long-term investments	0
Property, plant, and equipment	0
(Less accumulated depreciation)	0
Intangible assets	0
Total fixed assets	0
Other Assets	
Deferred income tax	0
Other	0
Total Other Assets	0
Total Assets	**0**

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	0
Short-term loans	0
Income taxes payable	0
Accrued salaries and wages	0
Unearned revenue	0
Current portion of long-term debt	0
Total current liabilities	0
Long-Term Liabilities	
Long-term debt	0
Deferred income tax	0
Other	0
Total long-term liabilities	0
Owner's Equity	
Owner's investment	0
Retained earnings	0
Other	0
Total owner's equity	0
Total Liabilities and Owner's Equity	**0**

Income Statement

The Hot Dog Box
Time Period: July 16, 2020 - Dec. 31 2020

Financial Statements in U.S. Dollars

Revenue

Gross Sales	0	
Less: Sales Returns and Allowances	0	
Net Sales		0

Cost of Goods Sold

Beginning Inventory	0	
Add: Purchases	0	
Direct Labor	0	
Indirect Expenses	0	
Inventory Available	0	
Less: Ending Inventory		
Cost of Goods Sold		0
Gross Profit (Loss)		0

Expenses

Advertising	0	
Amortization	0	
Commissions	0	
Contract Labor	0	
Depreciation	0	
Insurance	0	
Interest	0	
Legal and Professional Fees	0	
Licenses and Fees	0	
Miscellaneous	0	
Office Expense	0	
Payroll Taxes	0	
Postage	0	
Rent	0	
Repairs and Maintenance	0	
Supplies	0	
Telephone	0	
Travel	0	
Utilities	0	
Vehicle Expenses	0	
Wages	0	
Total Expenses		0
Net Operating Income		0

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		0

The Hot Dog Box

Cash Flow Statement

	For the Year Ending	12/31/20
	Cash at Beginning of Year	0

Operations

Cash receipts from customers	0
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	0
Wage expenses	0
Interest	0
Income taxes	0
Net Cash Flow from Operations	**0**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**0**

Net Increase in Cash	**0**

Cash at End of Year	0

Notes to Financial Statements

NOTE 1 ORGANIZATION

The Hot Dog Box (Company) is a food stand serving classic and unique hot dog combinations. The on-site food stand provides direct-to-consumer food and non-alcoholic beverage sales.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the cash basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 DEBT

In 2020, the Company had no debt.

NOTE 4 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through December 31, 2020, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.